Filed Pursuant To Rule 433
Registration No. 333-189752
October 18, 2016

Posted on blog.gemini.com on January 23, 2015

Welcome to Gemini!

Today, my brother Tyler and I are proud to announce Gemini: a next generation bitcoin exchange.

Today, my brother Tyler and I are proud to announce Gemini: a next generation bitcoin exchange. What exactly do we mean by “next generation”? We mean a fully regulated, fully compliant, New York-based bitcoin exchange for both individuals and institutions alike. Why? Because it’s about time.

But before I go further, I’d like to take a moment to explain how we got here. Our interest in Bitcoin began in 2012. It was immediately obvious to us how awesome and powerful this technology was. People laughed, as they always do, when something is awesome, powerful and new, but that only helped to fuel our fire. Over the past two and a half years, we have spent a great deal of time educating ourselves and others about Bitcoin; investing in bitcoin; investing in Bitcoin-related companies; filing an S-1 registration statement with the Securities and Exchange Commission to create the Winklevoss Bitcoin Trust (an ETF focused on bringing bitcoin investment exposure to main street investors) which will list on NASDAQ; and launching a bitcoin price index called WinkDex that will price our ETF (online, iPhone, Android).

When we began our ETF journey, we soon concluded that a US-regulated ETF wasn’t enough. A growing number of US investors, traders, financial institutions and businesses wanted to get involved with bitcoin directly, but had no options other than to trade overseas or sit on the sidelines. So, we began looking into exactly what it would take to create a US-based bitcoin exchange. During this time, and almost one year ago to the day, we testified at a public hearing at the New York State Department of Financial Services (NYSDFS) regarding the development of virtual currencies and their promise. The two days of hearings were watched by close to 15 thousand people in 117 different countries, commonwealths and territories. Coming out of these hearings, it was clear to us that NYSDFS Superintendent Benjamin Lawsky and his staff understood the potential of this technology and were committed to building a regulatory framework that would both protect consumers and foster innovation in New York. It was also clear to us that Gemini had just found its home.

Since last February, Tyler and I have been assembling the Gemini team. Our goal was simple: bring together the nation’s top security experts, technologists, and financial engineers to build a world-class exchange from the ground up with a security-first mentality. It’s true that Bitcoin’s promise is a new, frictionless money, but that all becomes academic if we don’t build towards an ecosystem that is free of hacking, fraud and security breaches. Today, our team is 14 strong (including me and Tyler), 11 of which are pure tech engineers. Our team spans both coasts and embodies decades of tier 1 work experience.

We are also thrilled to announce that we have secured a banking relationship with a New York State-chartered bank. This means that your money will never leave the country. It also means that US dollars on Gemini will be eligible for FDIC insurance and held by a US-regulated bank. Your US dollars on Gemini will be as safe and secure as they are in your bank account today.

So, why the name “Gemini”? After white-boarding a list of possible names for several weeks, we settled on Gemini for a host of reasons. Gemini is the Latin word for “twins” and as such, it inherently explores the concept of duality. We were drawn to this both because of the two worlds of money (old and new) that will intersect on the Gemini platform as well as the two-way nature of trade that it will facilitate. But that’s not all. Once we picked our name, a fun fact emerged. We realized that NASA’s Project Gemini was a spaceflight program focused on laying the groundwork for Apollo’s later mission to land man on the Moon. As such, it was coined (no pun intended) man’s “bridge to the moon”. In this spirit, we’ve built Gemini to be “your bridge to the future of money”. Oh, and Tyler and I just happen to be identical twin brothers.

The innovation of Bitcoin and widespread adoption of virtual currencies is not an if, but rather when. This was always going to happen. Please join us for the ride.

Welcome aboard!

Cameron and Tyler

Cameron Winklevoss

Co-Founder and President at Gemini

23rd January 2015

The Winklevoss Bitcoin Trust has filed a registration statement (including a preliminary prospectus dated June 29, 2016) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.